UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 6.3%

FOR SEPTEMBER 2006

Guadalajara, Jalisco, Mexico, October 6, 2006 - Grupo Aeroportuario del Pacifico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced terminal passenger traffic figures for the month of September 2006 compared to traffic figures for September 2005.

During September 2006, total terminal passenger traffic increased 6.3% compared to the previous September, driven by domestic passenger traffic, which grew 12.1%.

Compared to September 2005, domestic terminal passenger traffic registered a net increase of approximately 102,400 passengers, mainly driven by passenger traffic growth at the Aguascalientes, Bajio, Guadalajara, La Paz, Los Mochis, Puerto Vallarta and Tijuana airports. The airports with the most notable increases were Aguascalientes with approximately 1,100 passengers, Guadalajara with approximately 53,800 passengers, Tijuana with approximately 37,200 passengers, Puerto Vallarta with approximately 5,800 passengers, Bajio with approximately 5,700 passengers, La Paz with approximately 4,800 passengers and Los Mochis with approximately 4,600 passengers (representing a total increase in domestic passengers at these airports of approximately 113,000 passengers in September 2006, compared to September 2005). In the cases of Guadalajara, Bajio, Los Mochis, La Paz, Puerto Vallarta and Tijuana, these increases continue to be largely attributable to the routes operated by such LCC’s as Interjet, Volaris, Alma, Click and Avolar.

It is important to mention that the Guadalajara-Puerto Vallarta route was established in the second half of September, however, it is not yet possible to determine the overall impact of this route on GAP’s passenger traffic.

In the case of the La Paz and Los Mochis airports, both experienced growth during the month of September. They had been previously affected by the suspension of Aerocalifornia’s operations, and were able to end the declining trend in passenger traffic in August.

At the same time, GAP experienced declines in domestic terminal passenger traffic at the airports of Hermosillo, with a decrease of approximately 600 passengers, Morelia, with approximately 4,100 passengers, Los Cabos with approximately 1,900 passengers, Manzanillo with approximately 600 passengers and Mexicali, with approximately 3,500 passengers, representing a total decrease of approximately 10,700 domestic terminal passengers at these airports compared to September 2005.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

International terminal passenger traffic in September 2006 decreased by approximately 21,900 passengers, compared to September 2005. This was mainly due to the terminal passenger decreases at the Los Cabos, Morelia, Hermosillo, La Paz, Manzanillo and Guadalajara airports. In addition, international terminal passenger traffic at Puerto Vallarta increased by approximately 8,900 passengers (a 10.8% increase compared to September 2005) and Aguascalientes with approximately 800 passengers (a 9.4% increase compared to September 2005).

The decline in international terminal passenger traffic in the Los Cabos airport was mainly due to the impact of Hurricane John and Hurricane Lane. Although these hurricanes did not cause any material damage to the airports or the surrounding tourist areas, the negative impact to the region was caused by the negative domestic and international media coverage, which resulted in passengers not wanting to visit these areas for fear of the effects of the hurricanes. In addition, traffic decreased due to the cancellation of various flights in the first few days of September due to the hurricanes.

Decreases in international terminal passenger traffic at the La Paz, Hermosillo and Manzanillo airports resulted from the suspension of operations of Aerocalifornia, which included its La Paz- Los Angeles, Hermosillo-Los Angeles and Manzanillo-Los Angeles routes. Despite the limited resumption of Aerocalifornia’s operations, these three routes remain without service.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of September 2006, the weekly schedule of flights operated by LCCs increased by 69 new weekly segments compared to August 2006. As a result, GAP’s airports currently have a total of 474 segments with a total of 30 routes operated by this type of carrier.

In September, a total of approximately 263,800 passengers were transported by LCCs, representing 27.81% of domestic passenger traffic for the month.

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 10, 2006